UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at February 27, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 27, 2008

Print the name and title of the signing officer under his signature

    Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
1-800-667-2114
 www.amarcresources.com

AMARC APPOINTS VICE PRESIDENT CORPORATE DEVELOPMENT

February 27, 2008 Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX Venture: AHR; OTCBB: AXREF) announces that Dr. Diane Nicolson has been appointed Vice President, Corporate Development for the Company. Effective immediately, Dr. Nicolson will be responsible for management, strategic planning and new project development for Amarc, working along side Company Chairman, Robert Dickinson.

Diane Nicolson has a B.Sc. degree in geology from the University of London, a PhD in economic geology from the University of Wales and 20 years' international experience in the exploration and mining industry. She has worked for both major and junior companies, including Rio Tinto, Minera Antamina, Noranda and Cambior. Over the past 10 years, she has been involved primarily with business development and new project assessment and acquisition, with a particular focus on Latin America where she was based for 13 years. Dr. Nicolson joined Hunter Dickinson in 2007 as a member of the global business development team; her broad international experience has significantly assisted the advancement of the company's efforts.

Amarc has engaged a capable and experienced exploration team that is generating new projects through grassroots exploration as well as reviewing a variety of new mid-stage to advanced opportunities located in British Columbia. In addition, Amarc has an evaluations team searching globally for a suitable major asset or project. The objective is to discover or acquire a significant new mineral project to explore and develop.

Through its grassroots exploration activities in north-central British Columbia during the 2007 field season, Amarc has identified a number of promising zinc and copper anomalies within the prospective Bodine belt of rocks. Two of these anomalies are of particular interest and the Company is currently completing planning and permit applications for follow up exploration programs that are due to commence in the spring. The programs are designed to define and assess whether the targets may develop into significant zinc and copper deposits.

The technical information in this news release was prepared under the supervision of Diane Nicolson, AIG, a qualified person under National Instrument 43-101.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.